Certificate of Notification

                                    Filed by

                              THE SOUTHERN COMPANY


Pursuant to orders of the Securities and Exchange Commission dated August 18, 1999 and February 9, 2000 in the matter of File No. 70-9335.

                        - - - - - - - - - - - - - - - - -

The Southern Company (Southern) hereby certifies to said Commission, pursuant to Rule 24, that the following transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 and of said orders with respect thereto. The items listed below are in response to the reporting criteria as established in the proceeding referenced above. Such information for the quarter ended March 31, 2002 is as follows:

1. List the amount and type of securities, including guaranties sold during the quarter:

         a. $400,000,000 Southern Company Capital Funding, Inc. Series A 5.30% Senior Notes due February 1, 2007 fully and unconditionally guaranteed by Southern (Series A Notes)

         b. $25,000,000 Southern Company Capital Funding, Inc. Series B Floating Rate Senior Notes due February 1, 2004 fully and unconditionally guaranteed by Southern. (Interest reset monthly at LIBOR plus 0.35%) (Series B Notes)

2.       A statement describing the use of proceeds of the securities issued:

         The proceeds from the sale of the Series A Notes and the Series B Notes were used by Southern to repay a portion of its outstanding short-term indebtedness.

3. Statement describing Southern's equity ratio as of the end of the quarter:

         Southern's total capitalization as of March 31, 2002 was $22.157 billion consisting of $10.750 billion (48.5%) equity and $11.407 billion (51.5%) debt.

4. Statement describing the effect of the securities issued during the quarter on Southern's equity ratio:

         The issuance of the Series A Notes and the Series B Notes increased Southern's debt by $425 million thus decreasing the equity component by 0.9% and increasing the debt component by 0.9%.



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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:       May 7, 2002                  THE SOUTHERN COMPANY



                                          By: /s/Tommy Chisholm
                                                Tommy Chisholm
                                                  Secretary